Schedule 13G
Exhibit B

Identification and Classification of Members of the Group

As discussed in Item 4 of the Schedule 13G to which this Exhibit B is attached, Total S.A. is a member of a group with L’Oréal by virtue of a shareholders’ agreement also described in Item 4. Total S.A. has been advised that L’Oréal is separately reporting its ownership of the Issuer’s shares on a Schedule 13G, and that its ownership is as follows:

Sole power to vote:	-0-
Shared power to vote:	143,041,202 (shares carry double voting rights)
Sole power to dispose of:	-0-
Shared power to dispose of:	143,041,202

Percent of class:	19.5%; percent of voting rights, 27.9%